UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12B-25

SEC File Number: 000-28761

CUSIP Number: 14160X 203

NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [X] Form 10-Q  [  ] Form N-SAR

For Period Ended: Quarter ended July 31, 2015

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended: ___________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of Registrant CardioGenics Holdings Inc.

Former name if applicable ________________________________________________

Address of principal executive office (Street and Number) 6295 Northam Drive, Unit 8

City, state and zip code Mississauga, Ontario L4V 1WB

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Records and documentation necessary for completion of the narrative and financial statements for the report were not available in time to complete the Form 10-Q of the Registrant for the quarterly period ending July 31, 2015. The Registrant will file such report on or before September 21, 2015.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yahia Gawad	(905)	673-8501
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CardioGenics Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 14, 2015	By:	/s/ Yahia Gawad
	Name:	Yahia Gawad
	Title:	Chief Executive Officer